Exhibit 99.1

Corporate Communications

CNH Industrial announces voting results of Annual General Meeting and publication of 2016 Sustainability Report

Today, CNH Industrial N.V. shareholders approved the resolutions concerning:

•	2016 EU Annual Report

•	Dividend of €0.11 per common share

•	Re-election of all executive and non-executive directors

•	Re-authorization for the purchase of Company shares

•	Amendment to CNH Industrial’s non-executive Directors’ Compensation Plan and remuneration policy

London, April 14, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the Annual General Meeting (“AGM”), held today in Schiphol-Rijk, The Netherlands, approved the Company’s 2016 EU Annual Report (including the Company’s 2016 statutory financial statements) and a dividend of €0.11 per common share, equivalent to a total distribution of approximately €150 million.

Sergio Marchionne and Richard J. Tobin were re-elected as executive directors. Mina Gerowin, Suzanne Heywood, Léo W. Houle, Peter Kalantzis, John Lanaway, Silke C. Scheiber, Guido Tabellini, Jacqueline A. Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors.

Shareholders also renewed authorization for the Board to repurchase up to a maximum of 10% of the Company’s issued common shares on April 14, 2017. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM, the Board may repurchase the Company’s common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.

Also, shareholders approved amending CNH Industrial’s non-executive Directors’ Compensation Plan and remuneration policy to provide that all compensation paid to non-executive directors be paid only in cash.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Full details of the resolutions approved today and the executive directors’ speeches are available on the Company’s website (www.cnhindustrial.com).

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The dividend will be paid on May 2, 2017.

The record date for the dividend will be April 25, 2017 on the MTA and April 26, 2017 on the NYSE and the common shares will be quoted ex-dividend from April 24, 2017.

Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 20, 2017.

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Concurrently with the AGM, the Company published its 2016 Sustainability Report. This Report was prepared in accordance with the new GRI Standards, the main international framework for reporting on governance, environmental and social themes, and the AA1000 AccountAbility Principles Standard.

To view the 2016 Sustainability Report online, please visit the following link: cnhindustrial.com/2016_sustainability_report

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Tel: +44 (0)20 776 0346

Email: mediarelations@cnhind.com